Leader Funds Trust 485BPOS

Exhibit 99.(d)(2)

LEADER FUNDS TRUST

INVESTMENT ADVISORY AGREEMENT

AMENDED APPENDIX A

FUNDS OF THE TRUST AS OF APRIL 10, 2023

NAME OF FUND	ANNUAL ADVISORY FEE AS A% OF AVERAGE NET ASSETS OF THE FUND
Leader Capital High Quality Income Fund	0.65%

Leader Capital Short Term High Yield Bond Fund	0.75% on the first $1.25 billion, and then 0.70% on assets greater than $1.25 billion